		EXHIBIT 99(a)
HSBC Finance Corporation
Household Home Equity Loan Trust 2001-1

Original Principal
Class A	621,170,000.00
Class M	95,560,000.00

Number of Bonds (000's)
Class A	621,170
Class M	95,560

		2004 Totals
CLASS A
Class A Principal Distributions		41,465,392.85
Class A Interest Distributions	2,006,677.71

CLASS M
Class M Principal Distributions	6,379,291.21
Class M Interest Distributions	357,270.84